August 29, 2012

United States Securities and Exchange Commission
Washington, D.C.  20549

Via Edgar
Attn:       Mr. Daniel L. Gordon, Accounting Branch Chief
Mr. William Demarest, Staff Accountant

Re:           NetREIT, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 28, 2012
File No. 0-53673

Gentlemen:

Registrant requests the Accounting Staff's comments and guidance regarding Registrant’s responses below to the comments in the Staff’s letter of August 23, 2012 regarding the above-referenced filing on Form 10-K.  Registrant's responses below are presented in the same numbers as the Staff’s comments in that letter.

Note 2. Significant Accounting Policies

Acquisition of Dubose Model Home Income Funds #3 LTD, Dubose Model Home Income Fund #4 LTD, Dubose Model Home Income Fund #5 LTD and Dubose Model Home Investors Fund #113 (“MH Funds”), page F-11

1.
As a general observation, we believe the sellers considered selling and future holding costs in establishing a price they would accept. Had they not sold the entire lot of model homes to us in a single transaction, they might have spent considerable time and effort locating buyers for individual properties in a down market.

Our footnote regarding the transaction states that the bargain purchase gain was based on an assessment of the estimated fair value of the assets acquired and liabilities assumed.

Contributing to the gain were two underlying factors. These were as follows:

•
The valuation of the real estate assets in the partnerships was based on a net realizable value concept whereas the Company valued the assets at the acquisition date in accordance with ASC 850-20-30-1 and fair values were used. We believe the difference between the two approaches accounted for at least 70% of the gain.

•	The sellers electing the cash option to sell elected to sell at a 20% discount to value. This difference accounted for at least 20% of the gain.

2.
All of the Company shares sold to the public from the inception of the offering in 2006 through the close were sold at $10 per share. In 2010 alone, we issued approximately 1.6 million shares at $10 per share.

3.
The selling partners originally invested in the three partnerships were individual investors who were independent of Larry Dubose. Mr. Dubose did not have any investment interest in any of the 3 Income Funds.

The registrant acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any legal proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review of this letter and the amended filings, you have additional comments or questions, please contact the undersigned at your convenience.

Very truly yours,

/s/ J. Bradford Hanson

J. BRADFORD HANSON
PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER